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                                                                   Exhibit(d)(8)

                                    AMENDMENT
                                     TO THE
                              SUBADVISORY AGREEMENT

     This amendment to the Subadvisory Agreement is made effective this 23rd day of April, 2003 between and among Smith Barney Investment Funds, Inc. (the "Company"), with respect to its Hansberger Global Value Fund series (the "Fund"), Smith Barney Fund Management LLC (formerly, Smith Barney Mutual Funds Management Inc.) (the "Manager") and Hansberger Global Investors Inc. (the "Sub-Adviser").

     WHEREAS, the Company, the Manager and the Sub-Adviser entered into that certain Subadvisory Agreement dated October 23, 1997 (the "Agreement"), setting forth the terms and conditions under which the Company and the Manager have engaged the Sub-Adviser to provide subadvisory services with respect to the Fund;

     WHEREAS, the Manager or its affiliates may, from time to time, engage other sub-advisers to advise series of the Company (or portions thereof) or other registered investment companies (or series or portions thereof) that may be deemed to be under common control (each a "Sub-Advised Fund"); and

     WHEREAS, the Company, the Manager and the Sub-Adviser desire to amend the Agreement to the extent required to rely on certain exemptive rules under the Investment Company Act of 1940, as amended (the "1940 Act"), that permit certain transactions with a sub-adviser or its affiliates (the "Rules").

     NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties hereby amend the Agreement as follows:

     1.   The Agreement is supplemented to add the following provisions:

[To be inserted at the end of Section 2(iv)]

When engaging in transactions in securities or other assets for the Fund with any sub-adviser, including any sub-adviser that is a principal underwriter or an "affiliated person" (as defined in the 1940 Act) of a principal underwriter in connection with such transaction, to any other fund or portfolio under common control with the Company, the Sub-Adviser or any of its "affiliated persons" will not consult (other than for purposes of complying with Rule 12d3-1(a) and (b)) with such other sub-adviser.

[To be inserted as a new paragraph in Section 10]

The Sub-Adviser confirms that neither it nor any of its "affiliated persons" (as defined in the 1940 Act) are affiliated persons of: (i) the Manager; (ii) any sub-adviser to the Fund or the Company or any affiliated person of that sub-adviser; or (iii) the promoter, underwriter, officer, board member, member of an advisory board, or employee of the Fund or the Company. The Sub-Adviser agrees to promptly notify the Manager if it or any of its affiliated persons becomes an affiliated person of any of the entities set forth in (i) to (iii), above.

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     2. No changes to the Agreement are intended by the parties other than the changes reflected in Section 1 of this Amendment, and all other provisions of the Agreement are hereby confirmed.

     IN WITNESS THEREOF, the Company, the Manager and the Sub-Adviser have caused this Amendment to be executed by their duly authorized officers effective as of the date first written above.

SMITH BARNEY INVESTMENT FUNDS, INC.

By: /s/ R. J. Gerken

Name: R. Jay Gerken

Title:

SMITH BARNEY FUND MANAGEMENT LLC

By: /s/ Christina T. Sydor

Name: Christina T. Sydor

Title: General Counsel and Secretary

HANSBERGER GLOBAL INVESTORS INC.

By: /s/ Thomas L. Hansberger

Name: Thomas L. Hansberger

Title: President and CEO